UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION

Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Report of Independent Registered Certified Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule*:
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	12

Signatures	13

Exhibit 23 – Consent of Independent Registered Certified Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1 to the financial statements, effective February 1, 2012, the Plan merged into the Capital Bank 401(k) Plan.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
June 25, 2012

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Participant-directed investments, at fair value	$9,522,986	$10,880,585
Receivables:
Employee contributions	46,853	44,290
Notes receivable from participants	49,885	43,496
Total receivables	96,738	87,786
Net assets reflecting investments at fair value	9,619,724	10,968,371
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(37,089)	(36,109)
Net assets available for benefits	$9,582,635	$10,932,262

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

2011

Additions to net assets attributed to income (loss):
Interest and dividends	$179,908
Net depreciation in fair value of investments	(438,874)
Total investment income (loss)	(258,966)

Interest income on notes receivable from participants	3,283

Contributions:
Employee	1,171,928
Participant rollover	38,559
Total contributions	1,210,487
Total additions	954,804

Deductions from net assets attributed to:
Benefits paid to participants	2,252,099
Administrative expenses	52,332
Total deductions	2,304,431
Net decrease	(1,349,627)

Net assets available for benefits:
Beginning of year	10,932,262
End of year	$9,582,635

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

1. Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 28, 2011, Capital Bank Financial Corp. (“CBF,” formerly North American Financial Holdings, Inc.) acquired a controlling interest in the Company, and on June 30, 2011, Capital Bank, formerly a wholly-owned subsidiary of the Company and the legal employer of the Plan’s participants, merged with and into NAFH National Bank, a national banking association, with NAFH National Bank as the surviving entity. In connection with the bank merger, NAFH National Bank changed its name to Capital Bank, NA. On September 7, 2011, CBF acquired a controlling interest in Green Bankshares, Inc. (“Green Bankshares”) and merged its banking subsidiary, GreenBank, with and into Capital Bank, NA. Following the GreenBank merger, Capital Bank, NA is now owned by the Company, CBF, TIB Financial Corp. (“TIB Financial”), and Green Bankshares. CBF is the owner of approximately 83% of the Company’s common stock, approximately 94% of TIB Financial’s common stock and approximately 90% of Green Bankshares’ common stock.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

Effective January 1, 2012, CBF created a new plan called the “Capital Bank 401(k) Plan” and this new plan will be offered to all of CBF’s employees. Effective February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan.

Plan Administration

Effective October 1, 2010, the Plan appointed Pentegra Retirement Services, Inc. the trustee and record keeper for the Plan.

Eligibility of Participation

All full-time employees over the age of 18 are eligible to participate in the Plan.

Contributions

Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make a discretionary match on participant contributions. Effective June 1, 2009, the Company suspended its discretionary match on participant contributions to the Plan. Prior to this date, the Company matched 100% of individual participant contributions up to 6% of the employee’s eligible salary. Additionally, the Company may make a discretionary non-elective contribution on a pro-rata basis based on participant compensation to total compensation for all participants. The Company did not make any discretionary non-elective contributions to the Plan in 2011 or 2010. Contributions are subject to certain limitations.

Participants may make changes in their contribution percentage semi-monthly.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

Investments

Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including 19 mutual funds, and one common collective trust fund. Contributions are allocated to investment options in whole percentages with a minimum of 1% per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, subject to the following vesting schedule:

	Years of Service Credited *
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

*	To earn a year of service, a participant must be credited with at least 1,000 hours within each Plan year

As a result of the Plan’s merger discussed in Note 1, all unvested amounts were vested as of the effective date of February 1, 2012.

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution and allocations of (a) the employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.25 percent, which are commensurate with the prime rate on the date the loan is made plus 1 percent. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time. Benefits are recorded when paid.

Forfeitures

As of December 31, 2011 and 2010, forfeited nonvested amounts totaled $45,007 and $95,602, respectively. Forfeitures are used to reduce Company contributions. During the years ended December 31, 2011 and 2010, forfeitures were reallocated to participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

For the years ended December 31, 2011 and 2010, the Plan’s basis of accounting was the accrual basis.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2011, all administrative expenses totaling $52,332 were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consist of the Company’s common stock mutual fund investment options and common/collative trust. All underlying investments are recorded at fair value except the Wells Fargo Stable Value C1 C Fund (“Stable Value Fund C”), which is valued at contract value. The Stable Value Fund C is described in more detail below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. For further disclosure of fair value measurements, see footnote 4, Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan presents in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on these investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity’s valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial condition or results of operations.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

3.  Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31, 2011		December 31, 2010
	Shares	Value	Shares	Value

American – The Growth Fund of America R6	43,504	$1,249,446	51,307	$1,561,791
Wells Fargo Stable Value Cl C Fund	29,586	1,425,473	34,796	1,677,411
American Beacon Large Cap Value Fund I	68,294	1,268,905	74,576	1,454,233
American Europacific Growth Fund R6	28,451	999,467	33,489	1,385,436
Harbor Bond Fund I	88,998	1,084,879	98,540	1,192,334
Fidelity Spartan 500 Index Fund IV Investor	15,352	682,993	21,434	953,381
Neuberger Berman Genesis Class Ins	16,928	785,962	18,358	843,744
Royce Pennsylvania Mutual Fund Inv	47,533	511,455	48,440	564,332

The following table summarizes the net depreciation in fair value of the Plan’s investments, including realized and unrealized gains (losses), for the year ended December 31, 2011:

2011

Common/collective trust	$30,874
Mutual funds	(394,935)
Common stock	(74,813)
Net depreciation in fair value of investments	$(438,874)

4.  Fair Value Measurements

The Plan utilizes the fair value hierarchy for disclosure of its fair value measurements. The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2011.

•	Common stock. Valued at the closing price reported on the active market on which the individual security is traded and are generally categorized as Level 1.

•	Mutual funds. The fair value of mutual fund investments are determined by obtaining the net asset value (NAV) of shares held by the Plan and are generally categorized as Level 1.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

•
Common/collective trust. Valued at the net asset fair value, which is comprised of different valuation methodologies for various investment contracts. Guaranteed investment contracts held by the Stable Return Fund G are valued at fair value by using the present value of future cash flows using the current discount rate. Security-backed contracts held by the Stable Return Fund G are valued based on the value of the underlying securities and the value of the wrapper contract. The wrapper contract provided by a security-backed contract issuer is valued using the present value of the difference between the current wrapper fee and the contracted wrapper fee. Since the units of the trust are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

The Stable Value Fund C invests all of its assets in Wells Fargo Stable Return Fund G (“Stable Return Fund G”). Stable Return Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The underlying fully benefit-responsive investment contracts held in Stable Return Fund G are reported at contract value. As of December 31, 2011 and 2010, the fair value to contract value ratio of net assets in the Stable Return Fund G was 102.6% and 102.2%, respectively. The yield earned by Stable Return Fund G based on actual earnings was 1.56% and 2.38% as of December 31, 2011 and 2010, respectively. The yield earned by Stable Return Fund G based on the interest rate credited to participants was 2.33% and 2.90% as of December 31, 2011 and 2010, respectively.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets recorded at fair value as of December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total

December 31, 2011
Mutual funds:
Growth funds	$2,760,367	$–	$–	$2,760,367
Value funds	2,054,867	–	–	2,054,867
Fixed income fund	1,084,889	–	–	1,084,889
Index fund	883,631	–	–	883,631
Target retirement date funds	976,674	–	–	976,674
Total mutual funds	7,760,428	–	–	7,760,428
Common stock	299,996	–	–	299,996
Common/collective trust 1	–	1,462,562	–	1,462,562
Total assets recorded at fair value	$8,060,424	$1,462,562	$–	$9,522,986

December 31, 2010
Mutual funds:
Growth funds	$3,511,559	$–	$–	$3,511,559
Value funds	2,297,977	–	–	2,297,977
Fixed income fund	1,192,334	–	–	1,192,334
Index fund	1,193,424	–	–	1,193,424
Target retirement date funds	666,475	–	–	666,475
Total mutual funds	8,861,769	–	–	8,861,769
Common stock	341,405	–	–	341,405
Common/collective trust1	–	1,677,411	–	1,677,411
Total assets recorded at fair value	$9,203,174	$1,677,411	$–	$10,880,585

1
The Plan’s investment in Stable Value Fund C is recorded at contract value on the Statements of Net Assets Available for Benefits. The fair value disclosed in the fair value hierarchy represents estimated fair value based on the valuation methodology described above.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

5.  Related-Party Transactions

The Plan invests in the Company’s common stock. The income of the Plan is derived from these investments; therefore, these transactions qualify as related-party transactions, which are allowable under ERISA.

During the year ended December 31, 2011, the Plan purchased 11,421 shares at a cost of $40,104 and sold 12,347 shares for proceeds of $35,836, respectively, of the Company’s common stock. During the year ended December 31, 2010, the Plan purchased 34,423 and sold 118,327 shares, respectively, of the Company’s common stock.

6.  Tax Status

The Plan adopted a Nonstandardized Prototype Cash or Deferred Profit Sharing Plan arrangement which received a favorable opinion letter from the Internal Revenue Service (“IRS”) on September 30, 2008, which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan’s management has reviewed the Plan’s tax exempt status and analyzed the tax position taken by the Plan concluding that as of December 31, 2011, there were no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits for any tax periods in progress from any taxing authorities.

7.  Plan Amendments

Effective May 1, 2011, the Plan was amended to cease future contributions or transfers into the Company’s common stock as an investment option.

Effective April 1, 2011, the Plan was amended to recognize years of service for plan purposes for any plan participants who enroll in the Plan as the result of any banks purchased from the FDIC by the plan sponsor.

Effective October 1, 2010, the Plan was amended and restated when the Plan appointed Pentegra Retirement Services, Inc. the trustee and record keeper for the Plan, and adopted the Nonstandardized Prototype Cash or Deferred Profit Sharing Plan sponsored by Pentegra Retirement Services, Inc.

8.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.  Reconciliation of Financial Statements to Form 5500

There were no reconciliation items for the years ended December 31, 2011 and December 31, 2010.

10.  Subsequent Events

Effective February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

EIN: 80-0623883
Plan Number 001
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost		Fair Value

Capital Bank Corporation Stock (1)	Common stock	25,363	$	**	$299,996
American Beacon Large Cap Value Fund I	Mutual fund	68,294		**	1,268,905
American Europacific Growth Fund R6	Mutual fund	28,451		**	999,467
Fidelity Spartan 500 Index Fund IV Investor	Mutual fund	15,352		**	682,993
American – The Growth Fund of America R	Mutual fund	43,504		**	1,249,446
Neuberger Berman Genesis Class Ins	Mutual fund	16,928		**	785,962
T Rowe Price Retirement 2010 Fund	Mutual fund	1,588		**	23,858
T Rowe Price Retirement 2020 Fund	Mutual fund	10,254		**	163,144
T Rowe Price Retirement 2030 Fund	Mutual fund	17,313		**	286,358
T Rowe Price Retirement 2040 Fund	Mutual fund	13,072		**	216,596
T Rowe Price Retirement Income Fund	Mutual fund	8,539		**	110,581
T Rowe Price Retirement 2055 Fund	Mutual fund	799		**	7,307
T Rowe Price Retirement 2050 Fund	Mutual fund	2,776		**	25,679
T Rowe Price Retirement 2045 Fund	Mutual fund	2,791		**	30,781
T Rowe Price Retirement 2035 Fund	Mutual fund	3,061		**	35,696
T Rowe Price Retirement 2025 Fund	Mutual fund	4,311		**	49,916
T Rowe Price Retirement 2015 Fund	Mutual fund	2,311		**	26,766
Royce Pennsylvania Mutual Fund Inv	Mutual fund	47,533		**	511,455
Vanguard Mid-Cap Index Fund Investor	Mutual fund	10,211		**	200,639
Harbor Bond Fund I	Mutual fund	88,998		**	1,084,879
Wells Fargo Stable Value Cl C Fund (2)	Common/collective trust	29,586		**	1,462,562
					9,522,986
Notes receivable from participants (1)	4.25%–9.25%			**	49,885
					$9,572,871

(1)	Related party
(2)	Excludes adjustment from fair value to contract value for fully benefit responsive investment contracts decrease of $37,089
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012	Capital Bank 401(k) Retirement Plan

	By:	/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Certified Public Accounting Firm